Exhibit 99.2

TotalEnergies' right of reply to Le Monde

Paris, September 9, 2022 - In response to the inaccurate statements in the article published by the newspaper Le Monde on August 25, 2022 entitled "How TotalEnergies fuels Russian fighter jets in Ukraine", the newspaper Le Monde published the following information in connection with TotalEnergies’ right of reply.

"No, TotalEnergies does not operate or co-operate the Termokarstovoye field. TotalEnergies is a minority shareholder, owning 49% of Terneftegaz alongside Novatek, the principal shareholder, with 51%. Terneftegaz is managed by Novatek staff, and TotalEnergies does not have any operational role in it. As a minority shareholder, TotalEnergies is neither operator nor co-operator and, as you say, had contributed resources, including capital contributions and financing, in 2009 when the first joint Novatek-Total project was launched. TotalEnergies has not provided any capital to Terneftegaz since 2015, which is self-financed. And TotalEnergies has not received any dividend from Terneftegaz since February 2022, i.e. the beginning of the conflict triggered by Russia’s attack against Ukraine.

No, TotalEnergies’ gas is not being used to fuel Russian bombers. All of the gas condensate produced by Terneftegaz is sold to Novatek (as is the whole of Terneftegaz’s production, including gas), for delivery to its Purovsky plant to be stabilized and then treated for processing into marketable refined products.

From a contractual point of view, TotalEnergies is not involved in Novatek’s operational activities. Contrary to your allegation, minority shareholders in listed companies do not have access to more information than the company’s other shareholders, and most operational information is published in Novatek’s registration documents. Following the release of your article, however, and “for the sake of full transparency", on August 25, TotalEnergies questioned the management of Novatek, in its capacity as a Novatek shareholder, about what happens to gas condensate produced by the Termokarstovoye field.

On August 26, 2022, TotalEnergies published the reply it had received from Novatek:

"All of the unstable condensate produced by our subsidiaries and joint ventures, including Terneftegas, comes into our Purovsky condensate processing plant. The Purovsky Plant also stabilizes condensate from other Russian producers, whose share in the plant's load does not exceed 20%.

The entirety of stable condensate produced at the Purovsky Plant from the feedstock coming from Novatek's subsidiaries and affiliates, including Terneftegas, is delivered to the Ust-Luga processing complex in the Leningrad Region. The range of products derived from processing operations at the Ust-Luga Complex includes jet fuel (Jet A-1) that is exclusively exported outside Russia, and this jet fuel does not even have the required certification for marketing on the Russian market."

Therefore the Termokarstovoye field condensate is not used to provide jet fuel to the Russian army, and this allegation is not supported by any serious factual evidence.

No, TotalEnergies’ first-half results for 2022 were not generated by its Russia-related activities. You state that other Western oil and gas companies would have pulled out of Russia—a fact that is worth checking with those companies, because Russian law imposes restrictions that can lead to gaps between announcing an intention to leave Russia and the actual concretization of that intention. These companies, you report, would have incurred "huge losses in the process", and you add that: "TotalEnergies, on the other hand, has made unexpected profits by remaining in Russia."

This last statement contains two inaccuracies. First, TotalEnergies, exactly like the other Western energy companies you refer to, did record significant losses on Russian activities (higher than those recorded by all but one of the companies you cite), with a provision in its accounts of $4.1 billion for the first quarter of 2022, and $3.5 billion for the second quarter. These provisions mainly provide for the potential impact of international sanctions on the execution capacity of Arctic LNG2 and the value of its interest in Novatek, i.e. a total loss of $7.6 billion.

Furthermore, TotalEnergies has published transparent results for its Russian activities since the first quarter: excluding the exceptional provisions mentioned above, they amount to $1.7 billion for the first half, which is just 9% of the Company’s income—excluding exceptional items. After taking into account of the $7.6 billion loss described above, Russia has contributed to a first-half loss for TotalEnergies of $5.9 billion.

So Russia has not been a source of unexpected profits as you allege, but a source of massive losses. As for the other oil and gas companies you mention, TotalEnergies’ high income in the first half of the year is related to international market prices for oil and gas, and not to its Russian presence."